Exhibit 99.1

MEDIA RELEASE

April 29, 2025

Algoma Steel Group Reports Financial Results for the First Quarter 2025

Consolidated Revenue of $517.1 Million

Shipments of 470K Tons, with an 11% Quarter over Quarter increase in Plate Product Shipments, at 91K Tons

Net Loss of $24.5 Million and Adjusted EBITDA Loss of $46.7 Million, Including a $50 Million Insurance Proceeds Receivable

First Steel Production from Transformative Electric Arc Furnace (“EAF”) Expected During Q2 2025 With no Material Change in Both Total Project Cost and 2025 EAF Production Expectations

SAULT STE. MARIE, ONTARIO (April 29, 2025) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced results for its first quarter ended March 31, 2025.

Unless otherwise specified, all amounts are in Canadian dollars.

Business Highlights and First Calendar Quarter 2025 to First Calendar Quarter 2024 Comparisons

•	First quarter operational results in-line with expectations.

•	Consolidated revenue of $517.1 million, compared to $620.6 million in the prior-year quarter.

•	Consolidated loss from operations of $139.9 million, compared to income from operations of $3.1 million in the prior-year quarter.

•	Net loss of $24.5 million, compared to net income of $28.0 million in the prior-year quarter.

•	Adjusted EBITDA loss of $46.7 million and Adjusted EBITDA margin of (9.0%), compared to Adjusted EBITDA of $41.5 million and 6.7% in the prior-year quarter (see “Non-GAAP Measures” below).

•	Cash generated by operating activities of $92.1 million, compared to $121.2 million in the prior-year quarter.

•	Shipments of 469,731 tons, compared to 450,966 tons in the prior-year quarter.

•	Paid quarterly dividend of US$0.05/share.

Michael Garcia, the Company’s Chief Executive Officer, commented, “The first quarter of 2025 was an intense period of activity at our site, set against a backdrop of ongoing market challenges. Our financial and operational results were broadly in line with expectations, despite headwinds from tariff uncertainty and subdued demand and pricing in the steel market. At the same time, we advanced construction on our transformative EAF project. While unusually harsh winter conditions delayed progress, we used the opportunity to advance other EAF project work not on the critical path. In parallel, we commissioned several critical systems, including the fume treatment plant and the water treatment plant, positioned the furnace itself, and energized the substation. We now anticipate first steel production from our initial EAF during Q2, with no material change to our total project cost and our 2025 EAF production expectations.”

“We reach this milestone during a period of significant volatility in the North American steel market, with evolving U.S. tariffs—including those on Canadian steel and aluminum—adding uncertainty and driving increased imports into the Canadian market. Despite these challenges, we remain confident that our shift to EAF steelmaking will fundamentally improve our cost structure and enhance our resilience in turbulent market conditions. We believe that we are positioning Algoma to be a strategic force in the North American steel industry for decades to come, all while reinforcing our steadfast commitment to safety and sustainability and that this is the beginning of our journey to becoming a producer of green steel in North America and to delivering long-term value for all stakeholders.”

First Quarter 2025 Financial Results

First quarter revenue totaled $517.1 million, compared to $620.6 million in the prior-year quarter. As compared with the prior-year quarter, steel revenue was $463.2 million, compared to $568.1 million, and revenue per ton of steel sold was $1,101, compared to $1,376. The decline in both was primarily attributable to lower pricing that resulted from weakening market conditions.

Loss from operations was $139.9 million, compared to income from operations of $3.1 million in the prior-year quarter. The year-over-year decrease was primarily due to tariff costs and higher natural gas and electric power pricing. For the first quarter of 2025, tariff costs were $10.5 million.

Net loss in the first quarter was $24.5 million, compared to net income of $28.0 million in the prior-year quarter. The decrease was driven primarily by lower realized pricing and higher input costs as detailed above, partially offset by a $50.0 million insurance receivable. The insurance receivable, which is expected to be paid in the second quarter of 2025, was recorded as other income during the quarter based on the insurer’s approval of a second advance of insurance proceeds relating to the January 2024 collapse of a utility corridor supporting the steelworks. The Company is working closely with its insurance advisors and carrier to finalize the remaining claims associated with the incident.

Adjusted EBITDA in the first quarter (inclusive of the $50 million insurance proceeds receivable) was a loss of $46.7 million, compared with Adjusted EBITDA of $41.5 million for the prior-year quarter. This resulted in an Adjusted EBITDA margin of (9.0%). The average realized price of steel net of freight and non-steel revenue was $986 per ton, compared to $1,260 per ton in the prior-year quarter. Cost per ton of steel products sold was $1,137 compared to $1,091 in the prior-year quarter. Shipments for the first quarter increased by 4.2% to 469,731 tons, compared to 450,966 tons in the prior-year quarter.

See “Non-GAAP Measures” below for an explanation of Adjusted EBITDA and a reconciliation of net (loss)

income to Adjusted EBITDA.

Electric Arc Furnace

In November 2021, the Company’s Board of Directors (the “Board”) authorized the Company to construct two new state of the art EAFs to replace its existing blast furnace and basic oxygen steelmaking operations. Progress in the first quarter of 2025 was impacted by unusually harsh winter conditions, which caused some delays. During this period, the Company advanced additional EAF project work not on the critical path and commissioned several critical systems, including the Fume Treatment Plant and the Water Treatment Plant, positioned the furnace itself, and energized the substation. This progress supports the transition to hot commissioning in the second quarter with first steel production from the initial EAF is expected during Q2 2025, representing a major milestone in the Company’s transformation to EAF-based steelmaking.

The Company has contracted substantially all remaining expected project costs. As of March 31, 2025, the cumulative investment was $823.6 million including $83.4 million during the first quarter of 2025. Contracted commitments now total approximately $880 million and as the project moves closer to completion the Company anticipates completing the remaining contracts, including those structured as time and material agreements, within 5% of the upper end of the previously announced budget range. The Company also continues to expect the completion of the EAF project to be funded with cash-on-hand, cash generated through operations, and available borrowings under the Company’s existing undrawn credit facility.

Following the transformation to EAF steelmaking, Algoma’s facility is anticipated to have an annual raw steel production capacity of approximately 3.7 million tons, matching its downstream finishing capacity, which is expected to reduce the Company’s annual carbon emissions by approximately 70%.

Potential Tariff Impacts

In the first quarter of 2025, the President of the United States has issued various executive orders imposing tariffs on products imported from Canada, including (i) tariffs under the International Emergency Economic Powers Act (“IEEPA Tariffs”), applying a 25% duty on most imports from Canada, with a reduced 10% rate on energy products and (ii) tariffs under Section 232 of the Trade Expansion Act of 1962 (“S232 Tariffs”), imposing a 25% ad valorem tariff on all steel and aluminum articles and their derivatives, without exclusions. On April 2, 2025, the President announced a minimum 10% tariff (“Reciprocal Tariffs”) on all U.S. imports, effective April 5, 2025, and higher tariffs on imports from 57 countries. Canada was excluded from the application of the Reciprocal Tariffs, and the order further clarified that the IEEPA Tariffs and S232 Tariffs would not be aggregated on Canadian goods compliant with the United States-Mexico-Canada Agreement. At present, the Company is only subject to the S232 Tariffs, which impose a 25% tariff on steel imported into the United States.

The currently imposed tariffs and the ongoing threat of sustained and/or additional tariffs has contributed to volatility in steel demand and pricing in both the U.S. and Canadian markets, with concerns over supply chain disruptions leading to fluctuations in purchasing patterns. Additionally, uncertainty surrounding trade policies has impacted the U.S. dollar exchange rate, which in turn affects the Company’s sales and cost structure by influencing raw material costs, pricing competitiveness, and cross-border trade dynamics. In many cases, it is not feasible to pass on the tariff cost to customers. Unlike the U.S. market, which is predominantly contract-based, the Canadian steel market operates largely on spot transactions. Over recent months, an increasing imbalance in demand and pricing has emerged between the U.S. and Canadian markets, with Canadian transactional pricing falling below U.S. pricing. This trend is believed to be driven by oversupply in the Canadian market from domestic producers and an increase in import offers from other countries priced below prevailing domestic levels.

To the extent U.S. tariffs have, and may continue to, impact export sales, contribute to oversupply in the Canadian market, result in reduced transactional pricing, or lead to retaliatory tariffs on U.S. imports into Canada—or otherwise cause increases in input prices or reduced availability of inputs in Canada—the Company’s ability to maintain its current cost structure or level of operations may be materially and adversely affected. This may result in reduced production levels, higher costs, and lower operating margins, any of which could have a material adverse effect on the Company’s financial position, results of operations, and liquidity. During the quarter ended March 31, 2025, the Company incurred tariff-related costs of $10.5 million.

Liquidity

At quarter end, the Company had cash of $226.5 million and unused availability under its Revolving Credit Facility of $360.9 million.

Quarterly Dividend

The Board has declared a regular quarterly dividend in the amount of US$0.05 on each common share outstanding, payable on May 30, 2025 to holders of record of common shares of the Corporation as of the close of business on May 13, 2025. This dividend is designated as an “eligible dividend” for Canadian income tax purposes.

Conference Call and Webcast Details

A webcast and conference call will be held on Wednesday, April 30, 2025 at 11:00 a.m. EDT to review the Company’s results for the quarter ended March 31, 2025, discuss recent events, and conduct a question-and-answer session.

The live webcast and archived replay of the conference call can be accessed on the Investors section of the Company’s website at www.algoma.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally by dialing 877-425-9470 or 201-389-0878, respectively. Upon dialing in, please request to join the Algoma Steel Earnings Call. To access the replay of the call, dial 844-512-2921 (domestic) or 412-317-6671 (international) with passcode 13753077.

Consolidated Financial Statements and Management’s Discussion and Analysis

The Company’s unaudited condensed interim financial statements for the three month periods ended March 31, 2025 and 2024, and Management’s Discussion & Analysis thereon are available under the Company’s profile on SEDAR+ at www.sedarplus.com. These documents are also available on the Company’s website, www.algoma.com, and shareholders may receive hard copies of such documents free of charge upon request by contacting IR@algoma.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding imposed and threatened tariffs, including the impact, timing and resolution thereof, trends in imports into and exports from Canada and the pricing of steel, Algoma’s expectation to continue to pay a quarterly dividend, Algoma’s transition to EAF steelmaking, including the progress, costs (and resulting cost structure) and timing of completion of the Company’s EAF project, expected timing for first EAF steel production and for a complete transition to EAF steelmaking, the Company’s expected annual raw steel production capacity and reduction in carbon emissions following completion of the EAF project, Algoma’s future as a leading producer of green steel, global supply chain disruptions on costs, transformation journey, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes, the expected timing of Algoma’s receipt of payment of the $50 million insurance receivable from the second advance payment related to the January 2024 collapse of a utility corridor supporting the steelworks, and the Company’s available liquidity, strategy, plans or future financial or operating performance, including tariff impacts on production levels, costs, and operating margins, Algoma’s future resiliency in turbulent markets and positioning Algoma as a strategic force in the North American steel industry for decades to come.. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “hope,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the Company’s SEDAR+ profile at www.sedarplus.com) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-GAAP Financial Measures

To supplement our financial statements, which are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”), we use certain non-GAAP measures to evaluate the performance of Algoma. These terms do not have any standardized meaning prescribed within IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS Accounting Standards measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS Accounting Standards.

Adjusted EBITDA, as we define it, refers to net income (loss) before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, foreign exchange loss (gain), finance income, carbon tax, changes in fair value of warrant, earnout and share-based compensation liabilities, share-based compensation related to the Company’s Omnibus Long Term Incentive Plan, certain inventory write-downs and legal settlement. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS Accounting Standards, and should not be considered as alternatives to net profit (loss) from operations, or any other measure of performance prescribed by IFRS Accounting Standards. Adjusted EBITDA, as we define and use it, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS Accounting Standards. It is included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as a measure of our financial performance. In addition, we consider Adjusted EBITDA margin to be a useful measure of our operating performance and profitability across different time periods that enhance the comparability of our results. However, these measures have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS Accounting Standards. Because of these limitations, such measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS Accounting Standards results using such measures only as supplements to such results. See the financial tables below for a reconciliation of net income (loss) to Adjusted EBITDA.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (“HRC”) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future.

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

	March 31,	December 31,
As at,	2025	2024
expressed in millions of Canadian dollars
Assets
Current
Cash	$226.5	$266.9
Restricted cash	0.1	0.1
Taxes receivable	99.3	84.3
Accounts receivable, net	266.1	227.6
Inventories, net	693.9	879.2
Prepaid expenses and deposits	29.9	42.8
Other assets	5.4	5.5

Total current assets	$1,321.2	$1,506.4

Non-current
Property, plant and equipment, net	$1,751.9	$1,662.7
Intangible assets, net	0.5	0.5
Other assets	16.5	16.6

Total non-current assets	$1,768.9	$1,679.8

Total assets	$3,090.1	$3,186.2

Liabilities and Shareholders’ Equity
Current
Bank indebtedness	$0.4	$0.4
Accounts payable and accrued liabilities	313.4	319.1
Taxes payable and accrued taxes	42.8	41.6
Current portion of other long-term liabilities	3.1	3.2
Current portion of governmental loans	25.0	25.0
Current portion of environmental liabilities	3.9	4.2
Warrant liability	12.9	52.2
Earnout liability	5.1	10.1
Share-based payment compensation liability	19.3	34.5

Total current liabilities	$425.9	$490.3

Non-current
Senior secured lien notes	$498.4	$498.4
Long-term governmental loans	130.7	133.6
Accrued pension liability	174.2	178.3
Accrued other post-employment benefit obligation	206.8	206.2
Other long-term liabilities	28.2	26.7
Environmental liabilities	34.0	33.3
Deferred income tax liabilities	108.8	110.9

Total non-current liabilities	$1,181.1	$1,187.4

Total liabilities	$1,607.0	$1,677.7

Shareholders’ equity
Capital stock	$975.5	$974.8
Accumulated other comprehensive income	442.0	439.6
Retained earnings	69.9	102.0
Contributed deficit	(4.3)	(7.9)

Total shareholders’ equity	$1,483.1	$1,508.5

Total liabilities and shareholders’ equity	$3,090.1	$3,186.2

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Net (Loss) Income

(Unaudited)

Three month period ended	March 31, 2025	March 31, 2024
expressed in millions of Canadian dollars, except for per share amounts
Revenue	$517.1	$620.6
Operating expenses
Cost of sales	$626.1	$585.4
Administrative and selling expenses	30.9	32.1

(Loss) income from operations	($139.9)	$3.1

Other (income) and expenses
Finance income	($2.8)	($1.2)
Finance costs	17.8	9.7
Interest on pension and other post-employment benefit obligations	4.0	4.9
Foreign exchange loss (gain)	0.9	(15.8)
Other income	(50.0)	—
Change in fair value of warrant liability	(39.1)	(15.3)
Change in fair value of earnout liability	(4.4)	(3.4)

Change in fair value of share-based compensation liability	(15.4)	(4.8)

	($89.0)	($25.9)

(Loss) income before income taxes	($50.9)	$29.0
Income tax (recovery) expense	(26.4)	1.0

Net (loss) income	($24.5)	$28.0

Net (loss) income per common share
Basic	($0.23)	$0.26
Diluted	($0.48)	$0.10

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

	March 31, 2025	March 31, 2024
expressed in millions of Canadian dollars
Operating activities
Net (loss) income	($24.5)	$28.0
Items not affecting cash:
Depreciation of property, plant and equipment and intangible assets	35.0	34.8
Deferred income tax recovery	(2.0)	(5.2)
Pension funding in excess of expense	(1.8)	(1.2)
Post-employment benefit funding in excess of expense	(1.7)	(2.1)
Unrealized foreign exchange loss (gain) on:
accrued pension liability	0.2	(5.7)
post-employment benefit obligations	0.2	(5.8)
Finance costs	17.8	9.7
Loss on disposal of property, plant and equipment	—	0.5
Interest on pension and other post-employment benefit obligations	4.0	4.9
Other income	(50.0)	—
Accretion of governmental loans and environmental liabilities	4.0	7.8
Unrealized foreign exchange loss (gain) on government loan facilities	0.2	(3.4)
Decrease in fair value of warrant liability	(39.1)	(15.3)
Decrease in fair value of earnout liability	(4.4)	(3.4)
Decrease in fair value of share-based compensation liability	(15.4)	(4.8)
Other	4.6	(1.0)

	($72.9)	$37.8
Net change in non-cash operating working capital	165.4	84.1
Environmental liabilities paid	(0.4)	(0.7)

Cash generated by operating activities	$92.1	$121.2

Investing activities
Acquisition of property, plant and equipment	($127.0)	($120.4)

Cash used in investing activities	($127.0)	($120.4)

Financing activities
Bank indebtedness repaid, net	($0.1)	($5.1)
Governmental loans received	—	15.5
Repayment of governmental loans	(6.3)	(2.5)
Interest paid	(1.1)	(0.1)
Dividends paid	—	(7.1)
Other	2.2	(0.4)

Cash (used in) generated by financing activities	($5.3)	$0.3

Effect of exchange rate changes on cash	($0.2)	$2.1
Cash
(Decrease) increase in cash	(40.4)	3.2
Opening balance	266.9	94.7

Ending balance	$226.5	$97.9

Algoma Steel Group Inc.

Reconciliation of Net (Loss) Income to Adjusted EBITDA

millions of dollars	Three months ended March 31, 2025	Three months ended March 31, 2024
Net (loss) income	($24.5)	$28.0
Depreciation of property, plant and equipment and amortization of intangible assets	35.0	34.8
Finance costs	17.8	9.7
Interest on pension and other post-employment benefit obligations	4.0	4.9
Income tax (recovery) expense	(26.4)	1.0
Foreign exchange loss (gain)	0.9	(15.8)
Finance income	(2.8)	(1.2)
Inventory adjustments (depreciation on property, plant and equipment in inventory)	1.0	(3.9)
Carbon tax	3.5	6.4
Decrease in fair value of warrant liability	(39.1)	(15.3)
Decrease in fair value of earnout liability	(4.4)	(3.4)
Decrease in fair value of share-based payment compensation liability	(15.4)	(4.8)
Share-based compensation	3.7	1.2

Adjusted EBITDA (i)	($46.7)	$41.6

Net (loss) income Margin	(4.7%)	4.5%

Net (loss) income / ton	($52.2)	$62.1

Adjusted EBITDA Margin (ii)	(9.0%)	6.7%

Adjusted EBITDA / ton	($99.4)	$92.2

(i)	See “Non-IFRS Financial Measures” in this Press Release for information regarding the limitations of using Adjusted EBITDA.
(ii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

For more information, please contact:

Michael Moraca

Vice President – Corporate Development & Treasurer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com